Securities and Exchange Commission
Washington, D.C.  20549

Schedule 13G

Under the Securities and Exchange Act
of 1934 (Amendment No.   )*

ACI TELECENTRICS INC
(Name of Issue)

COMMON
 (Title of Class of Securities)

000981100
(Cusip number)

Check the following box if a fee is
being paid with this statement [   ].
(A fee is not required only if the
filing person: (1) has a previous
statement on file
reporting beneficial ownership of more
than five percent of the class of
securities described in Item 1; and
(2) has filed no amendment subsequent
thereto reporting beneficial ownership
of five percent or less of such class)
(See Rule 13d-7).

*The remainder of this cover page
shall be filled out for a reporting
person's
initial filing on this form with
respect to the subject class of
securities, and
for any subsequent amendment
containing information which would
alter the disclosure provided in a
prior cover page.

The information required in the
remainder of this cover page shall not
be deemed to be "filed" for the
purpose of Section 18 of the
Securities Exchange Act of 1934
("Act") or otherwise subject to the
liabilities in that section of the Act
but shall be subject to all other
provisions of the Act (however, see
the Notes).Cusip Number: 000981100
13G


1.   Investment Advisers, Inc.
2.   Check the appropriate box if a
member of a group: (a)
[   ]  (b) [ X ]
3.   SEC Use only
4.   Citizenship or place of
organization: Delaware
5.   Sole voting power:  292,900
6.   Shared voting power:  92,000
7.   Sole Dispositive power:  292,900
8.   Shared dispositive power:  92,000
9.   Aggregate amount beneficially
owned by each
reporting person:  384,900
10.  Percent of class represented by
amount in Row 9: 6.74% 11.  Type of
Person Reporting*:  IA

Item 1.   (a)  Name of Issuer:  ACI
TELECENTRICS INC
     (b)  Address of Issuer's
          Principal Executive Offices:
          3100 WEST LAKE STREET
          SUITE 100
          MINNEAPOLIS,  MN  55416

Item 2.(a)  Investment Advisors, Inc.
   (b)  3700 First Bank Place, Box 357
        Minneapolis, MN 55440
     (c)  Delaware
  (d)  Title of Class of Securities:
                Common
     (e)  Cusip Number:  000981100

Item 3    (e)  Investment Advisor
registered under Section 203 of the
Investment Advisors Act of 1940.

Item 4.   (a)  Amount beneficially
owned:  384,900
(b)  Percent of Class:  6.74%
(c)  Number of shares as to which such
              person has:

     (I)  Sole power to vote:  292,900

     (ii) Shared power to vote: 92,000

     (iii)     Sole power to dispose
or direct disposition of: 292,900
(iv) Shared power to dispose or direct
disposition of: 92,000


Item 5.   If this statement is being
  filed to report  the fact that as of
  the date hereof the reporting person
  has ceased to be the beneficial
  owner of more than five
 percent of the class of securities
                          check the
                          following: [
                          ]

Item 6.        The shares referred to
in this filing are
held by various
custodian banks for various clients of
Investment Advisors, Inc.
None of the individual clients or
custodian banks holds more
than 5% or more of the shares.

Item 7.        Not applicable.
Item 8.        Not applicable.
Item 9.        Not applicable.
Item 10.       Certification

By signing below I certify that, to
the best of my knowledge and belief,
the securities referred to above were
acquired in the ordinary course of
business and were not acquired for the
purpose of and do not have the effect
of changing or influencing the control
of the issuer of such securities and
were not acquired in connection with
or as a participant in any transaction
having such purposes or effect.

After reasonable inquiry and to the
best of my knowledge and belief, I
certify
that the infraction set forth in this
statement is true, complete and
correct.

Date:  1/30/98
/s/  Kelly Thomas Coughlin
Kelly Thomas Coughlin
Vice President
Director of Compliance